EXHIBIT 12

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (unaudited)

	Year Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Fixed charges
Interest expense and amortization of debt issuance costs (a)	$229	$233	$284	$216	$324
Interest portion of rental expense	30	27	25	25	25
Total fixed charges	$259	$260	$309	$241	$349

Earnings
Income (loss) before income taxes	$933	$177	$(650)	$(509)	$(223)
Fixed charges, per above	259	260	309	241	349
Total earnings (deficit), adjusted	$1,192	$437	$(341)	$(268)	$126

Ratio of earnings to fixed charges (b)	4.60	1.68			0.36

a) The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board Accounting Standards Codification™ Topic 740, Income Taxes.

b) Earnings were deficient by $341 million in 2015 and $268 million in 2014.

The ratio of earnings to fixed charges for the year ended December 31, 2017, is not necessarily indicative of results that may be expected in future years. The data above include certain charges and/or credits recorded in conjunction with amortization, goodwill and intangible asset impairments, acquisition and divestiture-related activities, restructuring and restructuring-related activities, pension termination charges, litigation-related charges, debt extinguishment charges, certain investment impairments and/or certain tax items. The data above should be read in conjunction with our consolidated financial statements, including the notes thereto, included in Item 8. Financial Statements and Supplementary Data of our Annual Report on Form 10-K.